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                  [NORTHWEST BIOTHERAPEUTICS, INC. LETTERHEAD]

                                                  October 10, 2006


Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549
Attn:  Jeffrey P. Riedler, Assistant Director

Re:  58,969,641 Shares
     Northwest Biotherapeutics, Inc. Common Stock
     Registration No. 333-134320

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 promulgated under the Securities Act of 1933, as amended (the `Securities Act"), Northwest Biotherapeutics, Inc., a Delaware corporation (the "Company") hereby requests that the effective date of the Company's Registration Statement on Form S-1 (File No. 333-134320) be accelerated to, and that the Registration Statement be declared effective by 3:00 p.m. Eastern Daylight Time on October 10, 2006 or as soon thereafter as practicable.


The Company hereby acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities specified in the Registration Statement.


                                                        Sincerely,



                                                        /s/ Alton Boynton



                                                        Alton Boynton, President



               [NORTHWEST BIOTHERAPEUTICS, INC. LETTERHEAD BOTTOM]